SECURI 06007553 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 14 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bryant, Sue Ellen Harrington 919-831-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/21

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary My Commission Expires 10-19-2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Internal Control Report

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of income and retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 2, 2006

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2005 and 2004

		2005	2004
Assets			
Current assets:			
Cash and cash equivalents	$	1,234,419	1,062,924
Accounts receivable		244,911	261,768
Current portion of note receivable		47,339	44,191
Total current assets		1,526,669	1,368,883
Property and equipment, at cost:			
Office equipment		72,688	72,688
Leasehold improvements		14,820	14,820
		87,508	87,508
Less accumulated depreciation and amortization		(87,508)	(87,508)
Property and equipment, net		-	-
Other assets:			
Note receivable, less current portion		50,710	98,050
Investments-available for sale		61,384	61,384
Clearing deposit		-	35,000
Goodwill - customer acquisition		300,000	300,000
		412,094	494,434
	$	1,938,763	1,863,317
Liabilities and Stockholders' Equity			
Current liabilities:			
Commissions payable		727,373	546,908
Accounts payable		43,884	48,068
Other payables		4,881	-
Accrued retirement		12,000	12,000
Total current liabilities		788,138	606,976
Liabilities subordinated to the claims of general creditors		485,000	485,000
Total liabilities		1,273,138	1,091,976
Stockholders' equity:			
Common stock, no par value		6,000	6,000
Additional paid-in capital		181,376	181,376
Retained earnings		478,249	583,965
Total stockholders' equity		665,625	771,341
	$	1,938,763	1,863,317

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2005 and 2004

	2005	2004
Revenues	$ 12,659,967	11,305,142
Operating expenses:		
Wages, salaries and management fees	723,798	518,526
Commissions	10,541,408	9,072,840
Registration and fees	114,642	89,310
Rent and utilities	100,989	76,824
Printing	7,937	32,611
Office supplies	49,943	52,117
Publications	12,610	34,193
Travel and entertainment	54,743	25,468
Insurance	368,690	354,681
Taxes	15,817	4,019
Promotion	35,844	60,927
Litigation and claims	48,710	8,504
Professional fees	21,138	21,860
Retirement	12,000	12,000
Seminar	138,017	87,678
Insurance division	26,702	61,757
Miscellaneous	192,607	140,235
	12,465,595	10,653,550
Operating income	194,372	651,592
Other income (expense):		
Management fee from related party	180,000	150,000
Interest income	28,728	15,663
Interest expense	(32,701)	(2,860)
	176,027	162,803
Net income	370,399	814,395
Retained earnings, beginning of year	583,965	342,788
Dividends paid	(476,115)	(573,218)
Retained earnings, end of year	$ 478,249	583,965

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2005 and 2004

Subordinated liabilities, December 31, 2003	$ 200,000
Decrease -repayment	(15,000)
Increase-issuance of subordinated note	300,000
Subordinated liabilities, December 31, 2004	485,000
Decrease	-
Increase	-
Subordinated liabilities, December 31, 2005	$ 485,000

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	370,399	814,395
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		16,857	(98,087)
Clearing deposit		35,000	(15,000)
Accounts payable		(4,184)	41,817
Other payables		4,881	-
Litigation settlement		-	(50,000)
Commissions payable		180,465	238,494
Net cash provided by operating activities		603,418	931,619
Cash flows from investing activities:			
Payments received on notes receivable		44,192	41,253
Cash paid for acquisition		-	(300,000)
Net cash provided by (used in) investing activities		44,192	(258,747)
Cash flows from financing activities:			
Payment of dividends		(476,115)	(573,218)
Payments on liabilities subordinated to the claims of general creditors		-	(15,000)
Net cash used in financing activities		(476,115)	(588,218)
Net increase in cash and cash equivalents		171,495	84,654
Cash and cash equivalents, beginning of year		1,062,924	978,270
Cash and cash equivalents, end of year	$	1,234,419	1,062,924
Supplemental disclosure of cash flow information:			
Interest paid	$	32,701	2,860

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2005 and 2004.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2005 or2004.

(2) Note Receivable

Capital Investment Brokerage, Inc. is a related company, which is owned by the same individuals as Capital Investment Group, Inc. These stockholders purchased certain assets from Capital Investment Group, Inc. in 1997 to form Capital Investment Brokerage, Inc. and, as a result, the stockholders have notes payable to the Company originally totaling $375,000 to be received over ten years at 7% interest with payments of $53,388, including principal and interest, due semi-annually.

(3) Investments Available-for-Sale

Investments available-for-sale are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. These investments are generally held for long-term investments purposes. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method of determining the cost of securities. As of December 31, 2005 and 2004, investments available-for-sale consist of equity securities, and cost approximates fair value.

(4) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2005 and 2004 were $40,225 and $36,921, respectively.

(4) Related Parties, Continued

Beginning in 2004, the Company also received fees from CIC Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2005 and 2004 were $200,576 and $180,210, respectively.

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2005 and 2004 were $5 and $3,956, respectively. The Fund was discontinued in January 2005.

Under a formal agreement, the Company receives a monthly management fee from Capital Investment Brokerage, Inc. for expenses paid on its behalf and for services provided by its employees. Total fees received in 2005 and 2004 were $180,000 and $150,000, respectively.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $52,542, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $634,568 which was $582,026 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.24 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2005 and 2004:

	Shares
Common stock - class A, voting, 50,000 shares authorized, 525 issued and outstanding	525
Common stock - class B, non-voting, 50,000 shares authorized, 485 issued and outstanding	485
	1,010

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2005 and 2004 were $12,000 and $12,000, respectively.

(9) Litigation

In 2002, the Company was a defendant in a lawsuit filed by one of its customers for alleged breach of contract. The Company estimated and accrued a settlement in the amount of $130,000, which was charged to operations and accrued in 2002. The actual settlement was $300,000. The additional $170,000 was charged to operations and accrued in the accompanying financial statements for 2003. In accordance with the settlement, payments were made on a monthly basis through 2004.

(10) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $350,000 and interest payable monthly at the bank's prime rate (7.25% as of December 31, 2005). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2005 and 2004.

(11) Note Payable

The Company borrowed $185,000 and $300,000 from an officer/shareholder on January 27, 2002 and December 27, 2003, respectively. The loans bear interest at LIBOR plus 2% payable monthly. The loans mature on March 31, 2006 and March 31, 2007, respectively. The NASD approved these loans as subordinated liabilities and they are reflected as such in the 2005 and 2004 financial statements.

(12) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements are listed below:

	2005	2004
Subordinated notes from stockholder, interest at LIBOR plus 2% (6.8% and 5.1% at December 31, 2005 and 2004):		
Loan dated January 27, 2002, due March 31, 2006	$ 185,000	185,000
Loan dated December 5, 2003, due March 31, 2006	300,000	300,000
	$ 485,000	485,000

The subordinated borrowings are covered by agreements approved by NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2005 and 2004, the Company's uninsured cash balances total $1,193,750 and $613,274, respectively.

(14) Acquisition

During 2004 the Company completed the acquisition of another introducing broker dealer for $300,000. No assets or liabilities of the acquired broker-dealer were purchased. Therefore, all of the purchase price was allocated to an identifiable intangible asset titled "customer acquisition."

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2005 and 2004

		Common stock	Additional contributed capital	Retained earnings	Total
Balance, December 31, 2003	$	6,000	181,376	342,788	530,164
Net income for 2004		-	-	814,395	814,395
Dividends paid		-	-	(573,218)	(573,218)
Balance, December 31, 2004		6,000	181,376	583,965	771,341
Net income for 2005		-	-	370,399	370,399
Dividends paid		-	-	(476,115)	(476,115)
Balance, December 31, 2005	$	6,000	181,376	478,249	665,625

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Total assets	$ 1,938,763	1,863,317
Deduct: Aggregate indebtedness	(1,273,138)	(1,091,976)
Net worth	665,625	771,341
Add: Excluded indebtedness	-	-
Add: Subordinated liabilities	485,000	485,000
Deduct: Non-liquid assets	(503,056)	(551,157)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(13,001)	(11,950)
Net capital	$ 634,568	693,234
Capital requirements:		
Broker-dealer minimum	$ 52,542	50,000
Net capital in excess of requirements	582,026	643,234
Net capital as computed above	$ 634,568	693,234
Net capital per December 31 Focus report, as amended (unaudited)	$ 634,568	693,234
Adjustments	-	-
Adjusted net capital, December 31	$ 634,568	693,234

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated February 2, 2006.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts LLP

February 2, 2006